Avocats à la Cour

Securities and Exchange Com
Officer of International Corp
100 F Street, N.E., Mail Stop
Washington DC 20549
USA



PARIS
2 rue Paul Cézanne
75008 Paris
T +33 1 44 56 44 56
Direct T +33 1 44 56 29 93
F +33 1 44 56 44 00/01/02/03
Direct F +33 1 44 56 44 00
Palais J 007
E Thomas.KOLLAR@freshfields.com
W freshfields.com

DOC ID PA505009/4+
OUR REF TK
YOUR REF
CLIENT MATTER NO. 106095-0003



By Hand

19 May 2006

SUPPL

Dear Sir or Madam:

12g-3-2(b) Exemption
File No. 82-34953

On behalf of IPSEN S.A. and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed information IPSEN:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934, as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that IPSEN is subject to the Exchange Act.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Yours sincerely,

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

Tom Kollar

IPSEN
Innovation for patient care


SEC MAIL PROCESSING
RECEIVED
MAY 19 2006
WASH, D.C.
190
SECTION

Registered name: Ipsen S.A.
Type of securities: IPN, ISIN code FR0010259150
Beginning of the program: January 13, 2006

Table of monthly declaration of the transactions by Ipsen concerning its own securities during April 2006

Total information

Number of securities comprising the share capital at the beginning of the program	84,024,683	
Capital directly or indirectly held in treasury at the beginning of the program	13,150.00	0.016%
Balance at the end of the previous month	13,150.00	
Number of securities purchased during the month	0.00	
Number of securities sold during the month	0	
Number of securities transferred during the month	0.00	
Number of securities cancelled during the month	0.00	
Repurchase of securities from persons holding more than 10% of the capital or from directors during the month of January 2005	0.00	
Number of securities purchased since the beginning the program	15,280.00	
Number of securities sold since the beginning of the program	2,130.00	
Number of securities transferred since the beginning of the program	0.00	
Number of securities cancelled during the last 24 months	0.00	
Accounting value of the portfolio	329,590.60	
Market value of the portfolio	461,696.50	

IPSEN

Société anonyme with a share capital of 84.024.683 euros
Registered office: 42, rue du docteur Blanche – 75016 Paris
419 838 529 RCS Paris

DESCRIPTION OF THE SHARE REPURCHASE PROGRAM

1) Assessment of the previous program

Statement operations realised on the issuer's own shares from 14 December 2005 to 28 April 2006:

Percentage of own share capital held in a direct and indirect manner*	0.016%
Number of shares cancelled over the last 24 months	0
Number of securities held in the portfolio*	13,150
Book value of the portfolio*	329,590,60 euros
Market value of the portfolio*	461,749,10 euros

*as at 28 April 2006

	Total gross amount		Open positions on the date hereof			
	Purchases	Sales/transfers	Positions open for purchase		Positions open for sale	
Number of securities	15,280	2,130	Calls purchased	Futures	Calls sold	Forward sale
Average exercise period	-	-	-	-	-	-
Average transaction rate	25,85	30,68	-	-	-	-
Average exercise price	-	-	-	-	-	-
Amount	394,996,999	65,351	-	-	-	-

2) Allocation of the securities held on the date hereof according to the stated objectives of the buy back program:

Number of securities held directly and indirectly: 13.150 securities representing 0.016% of the share capital of the company. Number of securities held that are allocated by objectives:

- Stabilise activities pursuant to a standard AFEI liquidity contract: 13,150
- Hedging of the stock option plan or other system of shareholding of the employees: 0
- Hedging of securities giving right to the allocation of shares: 0
- External growth operations: 0

3) New share repurchase program

- **Authorisation of the program:** General meeting of 2 June 2006
- **Securities:** ordinary shares

- **Maximum share of the share capital whose repurchase is authorised:** 10% i.e. 8.402.468 shares. Considering the number of shares already held amount to 13.150 (i.e. 0.016% of the share capital), the maximum number of shares that may be purchased will be of 8.389.318 shares (i.e. 9.98% of the share capital), except to transfer or to cancel securities already held.
- **Maximum share purchase price:** 50 euros
- **Objectives (by decreasing priority):**
    - Participate in auctions and buybacks on the secondary market concerning the IPSEN share through an investment service provider by means of a liquidity contract in compliance with the ethical charter of the AFEI authorized by the AMF
    - Keep the shares purchased and subsequently remit them for swap or payment in the context of any external growth operations, it being stated that shares acquired for such purpose may not exceed 5% of the company's capital
    - Provide cover for stock option plans and other forms of allocation of shares to employees and/or corporate officers of the group under the conditions and provisions laid down by law, in particular through a company profit-sharing scheme, a company savings scheme or through the free allocation of shares
    - Provide cover for securities granting entitlement to the attribution of company shares in the context of legislation in force
    - Proceed with any cancellation of shares acquired, subject to authorization granted by this extraordinary general meeting of shareholders in its ninth resolution.

- **Duration of the program:** 18 months counting from the General Meeting of 2 June 2006, i.e. until 1st December 2007.

The present publication is available at the registered office for anyone making a request as well as with the Société Générale, Securities Department, 32 rue du Champ de Tir – BP 81236 – 44312, Nantes Cedex insuring the securities services of the company.

Pour toute information:
David SCHILANSKY
Relations Investisseurs
IPSEN S.A. 42 rue du Docteur Blanche – 75016
tel 01.44.30.43.43 – fax 01.44.30.43.21
davis.schilansky@ipsen.com

IPSEN
A public company capitalized at €84,024,683
Registered office: 42, rue du docteur Blanche – 75016 PARIS
Paris Trade and Companies Register number 419 838 529

MIXED GENERAL MEETING OF JUNE 2, 2006

AGENDA

ORDINARY MEETING

- Management report from the Board of Directors for the financial year closed on December 31, 2005, including the group management report, the sustainable development report and the report from the Chairman of the Board
- Reports from the auditors on the annual financial statements, the consolidated financial statements, the report from the Chairman and the regulated agreements
- Approval of the annual financial statements, the consolidated financial statements and the agreements mentioned in article L. 225-38 of the Code of Commerce
- Appropriation of income
- Approval of the co-opting of a director
- Approval of a regulated agreement
- Authorization given to the Board of Directors for the company to have its own shares repurchased in the context of the provisions of article L. 225-209 of the Code of Commerce;

EXTRAORDINARY MEETING

- Modification of the articles of incorporation correlative to quotation of the company's shares
- Special report from the auditors concerning delegation for a capital reduction through cancellation of the company's own shares
- Delegation given to the Board of Directors to reduce the capital through cancellation of shares repurchased by the company in the context of the provisions of article L. 225-209 of the Code of Commerce;
- Authorization given to the Board of Directors in order to approve share options in favour of employees and corporate officers
- Delegation of power to the Board of Directors for share subscription and purchase options reserved for employees who join the company's savings scheme with cancellation of the preferential subscription right in favour of the latter
- Powers for formalities

DRAFT RESOLUTIONS

ORDINARY MEETING

FIRST RESOLUTION

After hearing the reports from the Board of Directors, the Chairman of the Board and the auditors concerning the financial year closed on December 31, 2005, the general meeting approves, as presented, the financial statements closed on that date which show a profit of €67,565,216.

The General Meeting notes the absence of the expenses and charges mentioned in 4 article 39 of the General Tax Code.

SECOND RESOLUTION

After hearing the reports from the Board of Directors and the auditors concerning the financial year closed on December 31, 2005, the general meeting approves, as presented, the financial statements which show a profit (group share) of €148,637,902.

THIRD RESOLUTION

Considering the special report that was presented on the agreements mentioned in articles L. 225-38 and subsequent of the Code of Commerce, the General Meeting approves the agreements mentioned therein.

FOURTH RESOLUTION

The general meeting decides to appropriate the financial year profit totalling €67,565,216 as follows:

- to shareholders, as dividend €50,414,809.80
- the balance, i.e. €17,150,406.20

in full to the "Other Reserves" item

The general meeting notes that the total dividend to be paid for each share is set at €0.60 and that the total amount distributed is entitled to the 40% allowance mentioned in article 158-2° of the General Tax Code.

The dividend will be paid on June 2, 2006, at the end of the general meeting.

It is stated that where the company holds some of its own shares at the time of payment of the said dividend, the sums corresponding to the dividend not paid due to the said shares shall be recorded under retained earnings.

In compliance with the provisions of article 243 bis of the General Tax Code, the meeting notes that it was reminded that in the last three years, the distributions of dividend per share were as follows:

FOR FINANCIAL YEAR	DIVIDEND DISTRIBUTED	TAX CREDIT	REAL REVENUE
2002	-	-	-
2003	2.73	-	2.73

FOR FINANCIAL YEAR	*Revenue eligible for the allowance* DIVIDENDS	*Revenue eligible for the allowance* OTHER REVENUE DISTRIBUTED	REVENUE NOT ELIGIBLE FOR THE ALLOWANCE
2004	29,302,600	Nil	Nil

FIFTH RESOLUTION

The general meeting approves the appointment, as director, decided on a temporary basis by the Board of Directors on December 14, 2005, of Mr. Gérard HAUSER to replace Mr. Edgard TAUREAU.

Consequently, Mr. Gérard HAUSER shall hold office for the remaining term of office of his predecessor, i.e. until the end of the general meeting that will be held in 2008, called to consider the accounts for the financial year closed on December 31, 2007.

SIXTH RESOLUTION

After hearing the special report from the auditors, the general meeting approves the regulated agreement relative to the additional pension and departure compensation allocated to the Chairman and Managing Director.

SEVENTH RESOLUTION

After hearing the report from the Board of Directors, the general meeting authorizes it, for a period of 18 months in compliance with articles L. 225-209 and subsequent of the Code of Commerce, to purchase the company's shares, on one or more occasions, and at times it shall determine, within a limit of 10% of the number of shares forming the registered capital, i.e. on the basis of the present capital a total of 8,402,468 shares.

This authorization terminates the authorization granted to the Board of Directors by the mixed general meeting held on September 19, 2005.

The acquisitions may be made in order to:

- Participate in auctions and buybacks on the secondary market concerning the IPSEN share through an investment service provider by means of a liquidity contract in compliance with the ethical charter of the AFEI authorized by the AMF
- Keep the shares purchased and subsequently remit them for swap or payment in the context of any external growth operations, it being stated that shares acquired for such purpose may not exceed 5% of the company's capital
- Provide cover for stock option plans and other forms of allocation of shares to employees and/or corporate officers of the group under the conditions and provisions laid down by law, in particular through a company profit-sharing scheme, a company savings scheme or through the free allocation of shares
- Provide cover for securities granting entitlement to the attribution of company shares in the context of legislation in force
- Proceed with any cancellation of shares acquired, subject to authorization granted by this extraordinary general meeting of shareholders in its ninth resolution.

These share purchases may be performed by all means, including the acquisition of blocks of shares, and at times to be determined by the Board of Directors, including during periods of public offerings, within the limit of stock market regulations. However, the company does not intend to use derivatives.

The maximum purchase price is set at €50 per share. In the case of a capital operation, in particular, the splitting and consolidation of shares or the attribution of free shares, the amount indicated previously will be adjusted in the same proportions (multiplying coefficient equal to the ratio of the number of shares in the registered capital before the operation to the number of shares after the operation).

The maximum amount of the operation is thus set at €420,123,400.

The general meeting grants full powers to the Board of Directors to proceed with such operations, to determine their conditions and provisions, to sign all agreements and to execute all formalities.

EXTRAORDINARY MEETING

EIGHTH RESOLUTION

The general meeting decides to modify company's articles of incorporation in order to delete any reference to the suspensive condition of the company's shares being admitted to trading on a regulated market or any reference to representation of the Board of Directors by the Chairman.

Consequently, articles 9, 10.2, 10.3, 16.1 and 24 are modified as follows:

"Article 9 – Form of shares

The shares are registered as long as they are not admitted to trading on a regulated market. Their materiality results from their inscription in the name of the holder(s) in accounts kept for such purpose by the Company under the conditions and provisions laid down by law.

As from the date of their admission to trading on a regulated market, the shares shall be registered or bearer at the choice of their holder. Their materiality shall then result from their inscription in the name of the holders in accounts kept for such purpose under the conditions and provisions laid down by law, the Company or its representative, for registered shares, and by an authorized intermediary for bearer shares."

"Article 10 – Transmission of shares and other securities issued by the company – Identification of shareholders – Exceeding of thresholds

(...)

10.2 As from the date when its shares are admitted to trading on a regulated market, the Company, under the conditions and provisions laid down by law and regulations, shall be entitled to request, at any time, against remuneration to be paid by it, from the organization in charge of clearing shares, the name, or in the case of a legal entity, the company name, the nationality and the address or, depending on the case, the registered office, of the holders of shares which grant, immediately or though time, entitlement to vote at its general meetings as well as the quantity of shares held by each of them and, where applicable, any restrictions concerning the said shares.

10.3 As from the date when the shares are admitted to trading on a regulated market, other than the legal obligation to provide information, as stated in article L. 233-7 of the Code of Commerce, any individual or legal entity, acting alone or together, who holds, in any way whatsoever a number of shares representing one per cent (1%) of the capital or the voting rights, or any multiple of this percentage, must inform the Company of the total number and percentage of shares and voting rights it holds, by fax, confirmed by registered letter with returned receipt sent the same day, within five (5) stock market trading days of the date when one of these thresholds is exceeded.
(...)"

"Article 16 – Organization, meetings and decisions of the Board of Directors

16.1 Chairman of the Board of Directors

The Board of Directors elects its Chairman from its individual entity members, under penalty of invalidity of the appointment, for a term which may not exceed the person's term of office as director. The chairman is eligible for re-election. The Board of Directors can dismiss him at any time.

In the case of temporary unavailability or death of the Chairman, the Board of Directors may delegate a director as Chairman for a limited period, renewable in the case of temporary unavailability, or until a new chairman is elected in the case of death.

He shall chair the meetings, organize and direct the work and report on this to the general meeting and execute its decisions. He shall ensure that the management bodies of the Company work properly and that the directors are able to perform their tasks.

The Board of Directors may also appoint, from its individual entity members, a vice-chairman who will chair its meetings in the exceptional case of absence of the Chairman. Failing this, in the case of absence of the Chairman, meetings of the Board of Directors shall be chaired by the oldest director present."

"**Article 24 – Access to general meetings – Powers**

24.1 Every shareholder is entitled to attend the general meetings and participate in the decisions, personally or through a proxy, regardless of the number of shares he holds, simply through proving his status.

24.2 Where a shareholder cannot be personally present at the meeting, he may choose one of the following three options:

- have himself represented by another shareholder or his spouse
- vote by correspondence using a form that can be obtained under the conditions indicated in the notice of the meeting
- send a proxy to the company with no indication of a representative. The Chairman of the general meeting shall vote in favour of adopting the draft resolutions presented or agreed by the Board of Directors and a vote against all the other draft resolutions; for any other vote, the shareholder should chose a proxy who agrees to vote according to the instructions he indicates.

As from the date when the Company's shares are admitted to trading on a regulated market, the owners of shares mentioned in the seventh paragraph of article L.228-1 of the Code of Commerce may have themselves represented by an intermediary inscribed under the conditions and provisions laid down by law.

24.3 (a) As long as the Company's shares are not admitted to trading on a regulated market, the right to participate, vote by correspondence or be represented at meetings shall be subject to registration of the shares, in the name of the shareholder, in the registers of the Company or its representative prior to the meeting.

(b) As from the date when the Company's shares are admitted to trading on a regulated market, the right to participate, vote by correspondence or be represented at meeting shall be subject to:

- For the holders of registered shares, the registration of their shares in their name in accounts kept by the company or the company's representative at least three (3) days before the date of the meeting and until the end of the meeting;

- For the holders of bearer shares, the depositing, at least thee (3) days before the date of the meeting, in the places indicated in the notice, of a certificate established by the authorized intermediary holding the account indicating the non-availability of their shares until the end of the general meeting.

The Board of Directors may shorten or cancel the previously-mentioned deadlines.

Where it considers necessary, the Board of Directors may give the shareholders nominative, personal admission cards and ask for them to be produced."

NINTH RESOLUTION

After hearing the report from the Board of Directors and the report from the auditors, the general meeting:

1) authorizes the Board of Directors to cancel, solely on its decision, on one or more occasions, within the limit of 10% of the capital, i.e. 8,402,468 shares, the shares which the company holds or could hold following the repurchases done in the context of article L. 225-209 of the Code of Commerce and to reduce the capital, to the extent of this, in compliance with laws and legislation in force;

2) sets the validity period of this authorisation at 24 months, effective from the date of this meeting, i.e. until June 1, 2008;

3) grants the Board of Directors full powers to perform the operations necessary for such cancellations and reductions, and the correlative reductions of the registered capital, and to modify, in consequence, the articles of incorporation of the company and accomplish all the necessary formalities.

TENTH RESOLUTION

Ruling under the quorum and majority conditions of an extraordinary general meeting, the general meeting, after hearing the report from the Board of Directors and the special report from the auditors, and in compliance with laws and legislation governing commercial companies, in particular the provisions of articles L.225-129-2 and articles L.225-177 to L.225-185 of the Code of Commerce:

1. authorizes the Board of Directors to grant, on one or more occasions, to some or all of the corporate officers mentioned in article L225-185, paragraph 4, of the Code of Commerce, or members of staff of the Company or the companies or groups associated with it in the sense of article L.225-180 of the Code of Commerce, options entitling them to subscribe for new shares in the Company, to be issued in terms of a capital increase, as well as options entitlement them to repurchase Company shares in terms of repurchases performed by it under the conditions laid down by law;

2. sets the validity period of this authorization at 38 months, effective from the date of this meeting;

3. decides that (i) the share subscription and purchase options granted in terms of this authorization shall not grant entitlement to the subscription or acquisition of a number of Company shares in excess of a maximum nominal amount of €1,871,000 and (ii) this limit shall not include any additional shares to be issued, in terms of any adjustments to be made, in compliance with law and applicable contractual stipulations, in order to protect the rights of holders of securities granting access to the Company's capital;

4. decides that the price to be paid for the exercise of share subscription or purchase options shall be set by the Board of Directors on the day when the options are considered as granted under the following terms:

   (a) in the case of granting of subscription options, the exercise price may not be less than 80% of the average price of the Company's share quoted on the Eurolist market of Euronext Paris during the 20 trading days previous to their attribution,

   (b) in the case of granting of share purchase options, this price may not be less than the value indicated in (a) previously, nor 80% of the average purchase price of shares held by the Company in terms of articles L.225-208 and L.225-209 of Code du commerce; and

   (c) if the Company performs one of the operations mentioned in article L.225-181 of the Code of Commerce, the Board of Directors, under the conditions stated in regulations in force at the time, shall adjust the number and price of the shares that could be obtained through exercise of the options granted to beneficiaries in order to take the effect of this operation into account;

5. notes that this authorization includes, for the benefit of the beneficiaries of the subscription options that could be granted, explicit waiver by the shareholders of their preferential right to subscribe for shares to be issued as and when the subscription options are exercised; the increase in the registered capital resulting from exercise of the subscription options will be definitively made simply through declaration of exercise of the option accompanied the subscription forms and payment which could be made in cash or through off-setting with the Company's receivables;

6. decides that the share subscription options granted as such may be exercised at the latest 15 years after the date of their attribution;

7. decides that the Board of Directors, which may be assisted by the remunerations committee or by a committee consisting of members of its choice, shall have full powers to implement this authorization, within the limits and under the conditions mentioned previously for such purpose, in particular:

   (a) to establish the list of beneficiaries of the options and the number of options allocated to each of them

   (b) to establish the price of the share on the date when the option is granted, within the limits indicated in paragraph 4 of this resolution

   (c) to establish the provisions and conditions of the options, in particular:

   - under legal limits and conditions, the dates when the options shall be granted,

   - the validity period of the options, it being understood that the share purchase and share subscription options should be exercised within the deadline stated in paragraph 6 of this resolution,

   - the date(s) or periods of exercise of the option, it being understood that the Board of Directors may (i) anticipate the dates or periods of exercise of the

options, (ii) keep the options exercisable or (iii) modify the dates or periods during which the shares obtained by exercising the options may not be transferred or converted to bearer form,

- any clauses prohibiting the immediate sale of some or all of the shares resulting from exercise of the options, without this deadline for keeping the shares exceeding three years as from the date the option is exercised, and

- where applicable, any limit, suspension, restriction or ban relative to the exercise of options or the sale or conversion to bearer form of shares obtained through the exercise of options, during certain periods or as from certain events, with its decision concerning all or part of the options or shares or concerning some or all of the beneficiaries, and

(d) more generally, to perform all formalities and make all declarations in regard to all organizations and, more generally to do everything that is otherwise necessary;

8. authorizes the Board of Directors to perform all acts and formalities with the effect of making definitive all capital increases which could be performed through this authorization, to make all correlative modifications of the articles of incorporation and to ask for the new shares to be admitted to trading on the Eurolist market of Euronext Paris;

9. authorizes the Board of Directors to determine all the other conditions and provisions of the operation, in particular the condition of payment of shares and interest and to note any successive increase in the registered capital and to perform the necessary formalities;

10. takes note that this authorization shall invalidate, as from this day, any prior authorization that has not been used to date which was established for the same purpose, i.e. the effect of granting share subscription options to certain employees or directors, in particular the authorization granted by the general meeting of September 19, 2005;

11. notes the fact that where the Board of Directors makes use of this authorization, the Board of Directors should report to the following ordinary general meeting under the conditions laid down by applicable laws and legislation.

ELEVENTH RESOLUTION

Ruling under the quorum and majority conditions of an extraordinary general meeting, the general meeting, after hearing the report from the Board of Directors and the special report from the auditors, and in compliance with laws and legislation governing commercial companies, in particular the provisions of articles L.225-129-1, L.225-129-6 and L.225-138-1 of the Code of Commerce and those of article L.443-5 of the Labour Code:

1. authorizes the Board of Directors, under the provisions of the Code of Commerce, in particular its article L.225-138-1 and articles L.443-5 and subsequent of the Labour Code, to increase the registered capital, on one or more occasions, through the issue of shares to be paid in cash, whose subscription, either directly or via a company mutual fund through which the new shares issued as such are subscribed, shall be reserved for members of the group's savings scheme (PEG) established jointly by the Company and the French companies associated with it in the sense of article L.444-3 of the Labour Code and article L.233-16 of the Code of Commerce which respect, among others, any conditions determined by the Board of Directors in compliance with articles L.225-138-1 of the Code of Commerce and L.443-5 of the Labour Code;

2. decides to cancel, in favour of employees who are members of the company savings scheme mentioned in paragraph 1 heretofore, the preferential right to subscribe for new Company shares which could be issued in terms of this decision, with waiver of all rights to shares and other securities which could be attributed on the basis of this resolution;

3. decides to set at €500,000 the maximum nominal amount of the capital increase which could take place through this delegation, it being stated that this limit does not include any additional shares to be issued, in terms of any adjustments to be made, in compliance with law and the applicable contractual stipulations, in order to protect the rights of holders of securities granting access to the Company's capital;

4. decides that the issue price of shares issued through application of this decision shall be determined by the Board of Directors under the conditions stated in article L.443-5 of the Labour Code;

5. decides to delegate to the Board of Directors all the powers necessary to perform the said capital increase within the limits and under the conditions stated heretofore, in particular to:

(a) determine, within legal limits, the conditions that must be respected by the beneficiaries of new shares which result from a capital increase, covered by this resolution,

(b) establish the list of companies whose employees could join the company savings scheme and subscribe for the issue,

(c) decide that descriptions could be made through mutual funds or directly by the beneficiaries,

(d) set, within the maximum amount mentioned in paragraph 3 of this resolution, the amount of each issue made in terms of this delegation,

(e) establish the subscription conditions for the shares issued in terms of this delegation of power, in particular the subscription price, the length of the subscription period, the opening and closing dates of the subscription and the collection of subscriptions,

(f) determine the payment conditions for the amount of subscriptions, in particular the payment deadlines, and collects the sums corresponding to the payment of subscriptions, whether they are made through cash payments or the off-setting of receivables; and, where necessary, balance the current account of the subscriber through off-setting,

(g) determine the conditions and provisions for delivery of the shares issued through this delegation of power, as well as the date, even retroactive, from when the new shares shall bear interest,

(h) note, or have noted, execution of the capital increase to the extent of the total number of shares actually subscribed,

(i) at its own initiative, charge the costs, payments and fees resulting from the registered capital increases to the amount of premiums allocated to such increases and, where necessary, deduct from this amount the sums necessary to increase the legal reserve to a tenth of the new capital after each increase,

(j) in general, accomplish all actions and formalities, make all decisions and signs all necessary agreements, in particular to (i) ensure completion of the issues made in terms of this delegation of power and, in particular, for the issue, subscription, delivery, entitlement to interest, admission to trading and the financial service of new shares, as well as exercise of the rights associated therewith and (ii) note the definitive exercise of the registered capital increases in terms of this delegation of power and make the correlative modifications of the articles of incorporation,

6. within the limits it has determined beforehand, authorizes the Board of Directors to delegate to the general manager or, in agreement with the latter, to one or more assistant general managers, the power to perform the issues mentioned in this resolution and the power to suspend them;

7. sets the validity period of this delegation of power at twenty-six months as from the date of this general meeting;

8. takes note of the fact that where the Board of Directors makes use of this authorization, the Board of Directors should report to the following ordinary general meeting under the conditions laid down by applicable laws and legislation.

TWELFTH RESOLUTION

The general meeting grants full powers to the bearer of a copy of or extract from these minutes to accomplish all the registration and advertising formalities required by law.